UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 16, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI PROVIDES UPDATE ON COMPANY LEADERSHIP
CHANGE AND CEO SEARCH

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
16 April 2018
NEWS RELEASE
AngloGold Ashanti Provides Update on Company Leadership Change and CEO
Search
(Press Release) – The Board of AngloGold Ashanti (“the Board”) today announces the resignation of Srinivasan Venkatakrishnan, who after 18 years with the Company, with the last five years as Chief Executive Officer, has accepted an offer to become CEO of Vedanta
Resources Plc, the diversified resources group. He will remain in his current role until 30
August 2018.

A global search for the new CEO is underway, with a sub-committee of the Board formed to evaluate internal and external candidates. It is the Board’s intention that a successor will have been identified before Venkat’s departure.
Commenting on the search and AngloGold Ashanti’s strategy, Chairman Sipho Pityana said:
“We remain steadfast in our commitment to building a self-sustaining gold company in a disciplined fashion, with tight capital control, uncompromising focus on the creation of long-
term value and the highest ethical standards. The Board will search globally for a candidate with the requisite experience and breadth of expertise, and who will be committed to maintaining the discipline and value focus that has become a hallmark of this business.”

Venkat assumed the role of CEO in May 2013, soon after the gold price fell by nearly a third.
Under his leadership, AngloGold Ashanti achieved a 16%* reduction in all-in sustaining costs, a 30%* reduction in all in costs, a two-thirds reduction in overhead expenditure, a one-third reduction in debt, successful completion of two new mining projects, and five consecutive years of either meeting or beating its market guidance metrics. Productivity over the five years increased by 26%, from 7.66oz per total employee costed in 2012 to 9.66oz/TEC in 2017. This was all achieved whilst setting new benchmarks for safety performance and environmental stewardship, and without the issue of equity thereby avoiding dilution to shareholders.
“I offer my heartfelt thanks to Venkat for his exceptional contribution over almost two decades, and in particular the last five years at the helm,” Pityana said. “He has embedded a culture of consistency and accountability in the business, and has created the ability for the Company to thrive in a range of market conditions. But more than that, Venkat has led by example,

always displaying the highest standard of ethical and empathetic leadership in creating the enabling atmosphere for our efforts to improve safety, environmental stewardship and the overall sustainability of our business. He leaves behind a very strong foundation for us to take the Company forward. We wish him the very best in his new endeavour.”
Commenting on his departure, Venkat said: “It has been a singular honour to lead a world -
class team at AngloGold Ashanti over the past five years. Together, we have achieved a great deal by fostering a culture of respect, discipline and accountability throughout the organisation, in our effort to define a sustainable, long-term model for the gold industry. The Company has an excellent portfolio of assets, exciting new opportunities and a strong, deep bench of talent that will take it forward under its new leadership. I’d like to extend sincere thanks to the Board, my colleagues in the executive team and all employees at the Company, for their individual and collective guidance and support over nearly two decades. My special thanks to the
Chairman, Sipho Pityana, for his courageous leadership, and expert guidance every step of the way.”
*Calculated from FY 2012 to FY 2017.

ENDS

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
CONTACTS
Media
Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2016, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2018
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance